United States securities and exchange commission logo





                    September 12, 2023

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House, Sussex Road
       Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co.
                                                            Registration
Statement on Form F-1
                                                            Filed September 6,
2023
                                                            File No. 333-274378

       Dear Haggai Alon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Matt Derby, Legal
       Branch Chief, at (202) 551-3334 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Stephen Fox